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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.   1)

                          Equity Growth Systems, inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294698105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         G. Richard Chamberlin, Esquire
                           1941 Southeast 51st Terrace
                              Ocala, Florida 34471
                                 (352) 694-6714
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 294698105              13D                   Page 2  of  4 Pages


______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     George Richard Chamberlin     ###-##-####

______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
     Not Applicable                                              (b)  [_]

_____________________________________________________________________________
3    SEC USE ONLY


______________________________________________________________________________
4    SOURCE OF FUNDS*

                                 OO (See Item 3)
______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America, Florida

______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                     175,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                     175,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    175,000
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                                                                      [_]
     No
______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.4%

______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294698105                13D                   Page 3  of  4 Pages
______________________________________________________________________________
Item 1.  Security and Issuer.
                                  Common Stock
                          Equity Growth Systems, inc.
                            8001 DeSoto Woods Drive
                            Sarasota, Florida 34243
______________________________________________________________________________
Item 2.  Identity and Background.

     (a) George Richard Chamberlin

     (b) 14950 Southeast Highway 441, Summerfield, Florida 34491

     (c) Attorney at Law, Chamberlin Law Office, P.A.

     (d) None

     (e) None

     (f) United States of America,  Florida
______________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     50,000 shares issued May 25, 1999 for attorney's fees in preparing 10-KSB for period ended December 31, 1998. Time of issuance was set by attorney's retainer agreement dated March of 1999.
______________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) The purpose of the acquisition of securities was the payment of attorneys fees (per retainer agreement dated March of 1999) incurred for the preparation of Form 10-KSB for period ended December 31, 1998.

     (b)  Not Applicable

     (c)  Not Applicable

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  See Item 4(a) above
_____________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  175,000 3.4%

     (b)  Sole voting and dispositive power 175,000

     (c)  None other than as discussed in this report

     (d)  Not Applicable

     (e)  Not Applicable
______________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Retainer Agreement Attached as Exhibit "A".
______________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

See Retainer Agreement Attached as Exhibit "A".
_____________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  June 3, 1999
                    ----------------------------------------
                                     (Date)


                         /s/ G. Richard Chamberlin /s/
                    ----------------------------------------
                                   (Signature)


                         G. Richard Chamberlin, Esquire
                    ----------------------------------------
                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT "A"

                           Chamberlin Law Office, P.A.
                        G. Richard Chamberlin, attorney*
                          Florida & Georgia Bars only

March 24, 1999

Charles Scimeca, President
Equity Growth Systems, Inc
8001 De Soto Woods Drive
Sarasota, Florida 34243

       RE.:   Letter Engagement Agreement


Facsimile transmission 352-358-8423


                          LETTER ENGAGEMENT AGREEMENT

Dear Mr. Scimeca,

       This letter confirms the terms pursuant to which we have been engaged as your legal counsel, i.e. The single project of filing a 10-KSB for 1998.

       Legal Counsel is engaged for the purposes of providing due diligence and filing the 10-KSB for 1998 for Equity Growth Systems, inc.

       Legal Counsel agrees to waive his regular hourly rate of $175.00 per hour for this single project and agrees to be paid as follows: The sum of $0.00 as a retainer to be paid this date and 50,000 shares of the common stock of the Company to be issued no less than 72 hours following the filing of the 10-KSB for 1998.

       In addition to our legal fees, you will be responsible for payment of all costs and disbursements associated with our representation. You will maintain approximately $200.00 in our trust account for us to draw for payment of reasonable costs, and expenses, including but not limited to, long distance copy, mileage, Fed Ex charges and secretarial expenses ($20.00 per hour). Any costs and expenses incurred by attorney in excess of the amount deposited in Trust shall be billed directly to the client. All statements will be paid within 10 days after receipt. In the event collection activities are required, you agree to pay all of our out of pocket costs associated therewith. There will be no change or waiver of the provisions contained herein, unless such change is in writing and signed by you and the Firm.

       The Company agrees to cooperate with all due diligence efforts of counsel, including but not limited to: providing all appropriate materials with original signatures and original notary, providing all materials requested in a timely manner, providing full names and addresses and telephone numbers of all persons related to any documents, materials, items or information requested. All materials must be presented accurately; and, no materials requested should be in any manner misleading.

       The client recognizes and confirms that pursuant to this engagement, the attorney will rely on materials, documents and other information furnished by the client and the client acknowledges and agrees that in performing its services under this engagement, legal counsel may rely on materials, documents and other information furnished. Without independently verifying the accuracy, completeness or veracity of each item. Furthermore all numbers contained within the document will not be reviewed or approved by the legal counsel but will be approved and reviewed by the Certified Public Accounting Firm retained for the purposes of certifying the financial information contained therein.

       Final drafts of any matters prepared by us will be reviewed by you to assure that:
       (a)     All required information has been provided;
       (b)     All materials are presented accurately; and,
       (c) That no materials required to render information provided "not misleading" are omitted.

       Only after such review and approval by you will any documents be filed with the Securities and Exchange Commission or any regulatory agencies or provided to third parties. In addition, this Firm will have no responsibility for review of financial data, all of which will be the responsibility of a competent, independent, certified public accountant to be separately retained by you (the fact that we comment on financial data shall not affect the foregoing disclaimer). Such accountant will be required to review and approve all financially related filings, prior to submission to the appropriate regulatory authorities. In the event our services are provided for the benefit of juridical entities other than you, no materials for which we are responsible will be submitted to third parties until they have been reviewed and approved as to form and content by all executive officers, directors, partners, joint venturers or persons performing similar roles for the subject juridical entity. The filing of materials prepared by us with any governmental agency or provision of copies thereof to other persons shall be deemed presumptive evidence that our materials have been reviewed and approved as heretofore described.

       We are mailing to you a hard copy of this retainer agreement.

       The retainer fee, costs and expenses or any future legal counsel's fees, costs or expenses payed pursuant to future billing shall not be paid from the proceeds received for the sale of any common stock from the Company for which time and billing is credited.

       In the event that you desire different arrangements, either in general or for specific projects, we will be glad to consider your proposals; however, all contrary arrangements must be memorialized in a written instrument signed by this Firm. Please sign a copy of this transmission and return it to us by facsimile transmission to: (352) 694-9178.

       We look forward to a pleasant and mutually profitable relationship.

                                Very truly yours,


                          /s/ G. Richard Chamberlin /s/
                              --------------------
                           G. RICHARD CHAMBERLIN, ESQ.
                         For Chamberlin Law Office, P.A.



The foregoing is hereby accepted, as of the date first above written.


/s/ Charles Scimeca /s/
---------------
Charles Scimeca, President
Equity Growth Systems, Inc
8001 De Soto Woods Drive
Sarasota, Florida 34243